Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DoSpace, Inc
1125 S 103rd St # 800
Omaha, NE 68124
https://www.dospace.com/

Up to $123,998.49 in Common Stock at $3.19
Minimum Target Amount: $123,998.49

Company:

Company: DoSpace, Inc
Address: 1125 S 103rd St # 800 , Omaha, NE 68124
State of Incorporation: DE
Date Incorporated: August 29, 2022

Terms:

Equity

Offering Minimum: $123,998.49 | 38,871 shares of Common Stock
Offering Maximum: $123,998.49 | 38,871 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.19
Minimum Investment Amount (per investor): $298.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As an affiliate of DoSpace, you are eligible for additional bonus shares. (5%)

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and recieve 1 month premium of 360 Photo Cam + 3% bonus shares.**

Early Bird 2: Invest $1,000+ within the first 2 weeks and recieve 3 months premium of 360 Photo Cam + 5% bonus shares.**

Early Bird 3: Invest $5,000+ within the first 2 weeks and recieve 6 months premium of 360 Photo Cam + early access to DoSpace premium features, + 7% bonus shares.**

Early Bird 4: Invest $10,000+ within the first 2 weeks and recieve 12 months premium of 360 Photo Cam app + exclusive investor updates, + 8% bonus shares.**

Early Bird 5: Invest $25,000+ within the first 2 weeks and recieve ALL previous perks + exclusive webinar with the founder to discuss the future of home improvement at DoSpace with live Q&A + 10% bonus shares.**

Early Bird 6: Invest $50,000+ within the first 2 weeks and recieve ALL previous perks + opportunity to personally meet the founder + 11% bonus shares.**

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $4,000+ between day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Receive 1 month premium features on 360 Photo Cam app.**

Tier 2 Perk: Invest $1,000+ | Receive 3 months premium features on 360 Photo Cam app + 2% bonus shares.**

Tier 3 Perk: Invest $5,000+ | Receive 6 months premium features on 360 Photo Cam app + free early access to DoSpace premium features + 4% bonus shares.**

Tier 4 Perk: Invest $10,000+ | Receive 12 months premium features on 360 Photo Cam, free early access to DoSpace premium features + exclusive investor updates + 6% bonus shares.**

Tier 5 Perk: Invest $25,000+ | All previous perks + exclusive webinar with the founder to discuss the future of home improvement at DoSpace with live Q&A + 8% bonus shares.**

Tier 6 Perk: Invest $50,000+ | All previous perks + opportunity to schedule a personal meeting with the founder + 10% bonus shares.**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Premium features and/or discounts would go into effect when StartEngine campaign ends.

The 10% StartEngine Venture Club Bonus

DoSpace, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

DoSpace is a home improvement platform that aims to revolutionize the way homeowners and professionals transform their spaces. By integrating visualization, shopping, and contractor hiring into one seamless platform, DoSpace simplifies the entire home improvement process. Users can upload any interior design inspiration photo and instantly see it replicated in their own space, allowing them to visualize, shop, and hire contractors with just a few taps. The platform is powered by 360° Photo technology and has formed relationships with major retailers like Home Depot, Wayfair, Thumbtack, and Walmart.

Competitors and Industry

Competitors

DoSpace differentiates itself from competitors by offering an all-in-one platform that combines multi-product visualization, a multi-sided marketplace, and co-branded Platform-as-a-Service.

Visualization Competitors

- Roomvo, Autodesk, Virtuance, Matterport

These tools focus on single-product visualization or 360° capture but lack integrated shopping and contractor referrals.

DoSpace's Advantage: Seamless shopping and contractor hiring within the same platform.

By bridging the gaps in these fragmented markets, we believe DoSpace creates a holistic home improvement ecosystem that benefits homeowners, vendors, and contractors alike.

Industry

DoSpace operates in the $522 billion U.S. home improvement industry, which is projected to reach $615 billion by 2029. Key growth drivers include:

- Aging Housing Stock: Many homes are over 30 years old, requiring renovations and upgrades.

- Increased Remote Work: More consumers are investing in home office renovations and functional living spaces.

- Sustainability & Energy Efficiency: Rising demand for eco-friendly upgrades and smart home technology.

- DIY & DIFM Trends: While DIY remains popular, a significant portion of homeowners prefer professional services (Do-It-For-Me, or DIFM).

DoSpace capitalizes on these trends by providing a fully integrated digital solution that streamlines the renovation process, making home improvement more accessible, efficient, and enjoyable for homeowners.

Current Stage and Roadmap

Current Stage

DoSpace has moved past beta testing and is transitioning to full market rollout, with:

- Over 30,000 downloads of its 360° Photo technology.

- Relationships with Home Depot, Wayfair, Walmart, and Thumbtack.

Affiliate revenue streams from vendor advertising, lead generation, and API licensing.

The company has also migrated to AWS, reducing operational costs by 30% and ensuring scalable infrastructure for launch.

Future Roadmap

DoSpace is focused on scaling its platform and expanding partnerships with additional home improvement retailers, service providers, and real estate firms.

The Team

Officers and Directors

Name: Mason Richard Milliken

Mason Richard Milliken's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, & Principal Accounting Officer
  Dates of Service: October, 2022 - Present
  Responsibilities: As the President of DoSpace, I lead the vision and strategy for revolutionizing the home improvement industry through DoSpace.

Other business experience in the past three years:

- Employer: EverSeal.com
  Title: Founder / Owner / CEO
  Dates of Service: April, 2016 - December, 2022
  Responsibilities: I started the company in my basement and as CEO scaled it into 15 cities across the nation with 150 employees in 5 years before selling to private equity at the end of 2021. I then transitioned as CEO through 2022 before leaving and starting DoSpace.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself

and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural

norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mason Richard Milliken	9,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 38,871 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,843,245 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,782,267.90
  Number of Securities Sold: 1,843,245
  Use of proceeds: Mobile Web App Product development
  Date: November 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0 compared to $1,500 in fiscal year 2023. Both years have been years spent exclusively building the technology for the platform before it is materially ready to generate revenue. The small amount of revenue in 2023 is related to the first set of vendor integration fees for onboarding their products into our platform.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $100,000 in fiscal year 2023. In 2022, funding for development was provided through Milliken Inc., a Nebraska S-Corp owned by our Founder, Mason Milliken, to validate the product's potential and feasibility before continued development under a dedicated entity. Beginning in 2023, DoSpace assumed responsibility for the development expenses, transitioning the project into a more formalized framework.

Gross Margins

Gross margins for fiscal year 2022 were $0. compared to $-254,125.69. Product in development stage

Expenses

Expenses for fiscal year 2022 were $0 compared to $189,536.24 in fiscal year 2023. Product in development stage

Historical results and cash flows:

The Company is currently in the growth stage and just beginning revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because future cash flows will include our product producing revenue as the product goes live. Past cash was primarily generated through initial vendor product onboarding along with investments from our investors. Our goal is to become cash flow positive within the next 2 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/30/2024, the Company has capital resources available in the form of a line of credit in the amount of $500,000 with $85,000 remaining from Arbor Bank, projecting $150-250,000 from new investors before the campaign launches, and

$7,663.67 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has or will have, an estimate of approximately 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will still be able to operate for 3 years. This is based on a current monthly burn rate of $150,000 for expenses related to product development, marketing, and sales along with other anticipated forms of both revenue and investment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 4 years. This is based on a projected monthly burn rate of $175,000 for expenses related to product development, marketing, and sales along with other anticipated forms of both revenue and investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt, additional investment from other investors, along with revenue from new partnerships and integrations.

Indebtedness

- Creditor: Arbor Bank
  Amount Owed: $217,956.00
  Interest Rate: 8.25%
  Maturity Date: June 22, 2025
  On October 23, 2023, the Company entered into a line of credit agreement with Arbor Bank, allowing a maximum credit of $500,000. As of December 31, 2023, the outstanding balance was $217,956, with an interest rate of Prime + 1.5% (8.25% as of year-end). The credit line has maturity date on June 22, 2025.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $34,589,951.55

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.49 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  45.0%
  We will use 45% of the funds raised for continued market and customer research, new product development and market testing.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Sales, front end development, backend development, and computer vision development. Wages to be commensurate with training, experience and position.

- Working Capital
  15.5%
  We will use 15.5% of the funds for working capital to cover expenses for the initial launch, product expansion, marketing, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $123,998.49, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  45.0%
  We will use 45% of the funds raised for continued market and customer research, new product development and market testing.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Sales, front end development, backend development, and computer vision development. Wages to be commensurate with training, experience and position.

- Working Capital
  15.5%
  We will use 15.5% of the funds for working capital to cover expenses for the initial launch, product expansion, marketing, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at

https://www.dospace.com/ (dospace.com/dospaceannualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dospace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR DoSpace, Inc

[See attached]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR DoSpace, Inc

[See attached]

DoSpace, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Compilation Report

Years Ended December 31, 2023 and 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: DoSpace, Inc. Management

Management is responsible for the accompanying financial statements of DoSpace, Inc., which comprise the balance sheets as of December 31, 2023 & 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 21, 2025

DOSPACE, INC.
STATEMENT OF FINANCIAL POSITION

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	12,757	-
Accounts Receivable	1,500	-
Other Current Assets	-	-
Total Current Assets	14,257	-
Non-Current Assets:		
Intangible Assets -net	414,344	-
Other Non-current Assets	-	-
Total Non-Current Assets	414,344	-
TOTAL ASSETS	428,602	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	118,187	-
Credit Line	217,956	-
Payroll Liabilities	916	-
Taxes Payable	45,837	-
Total Current Liabilities	382,897	-
Non-Current Liabilities:		
Other Non-current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	382,897	-
EQUITY		
Common Stock	1,000	-
Additional Paid-In Capital	2,298,831	2,000,000
Accumulated Deficit	(2,254,126)	(2,000,000)
TOTAL EQUITY	45,705	-
TOTAL LIABILITIES AND EQUITY	428,602	-

DOSPACE, INC.
STATEMENT OF OPERATIONS

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	1,500	-
Cost of Sales	-	-
Gross Profit	1,500	-
Operating Expenses		
General and Administrative Expense	22,679	-
Advertising and Marketing Expense	91,683	-
Payroll Expense	65,385	-
Professsional Fees	9,839	-
Amortization Expense	75,040	-
Total Operating Expenses	264,626	-
Total Loss from Operations	(263,126)	-
Other Income/(Expense)		
Other Income	9,000	-
Total Other Income (Expense)	9,000	-
Earnings Before Income Taxes	(254,126)	-
Provision for Income Tax	-	
Net Income (Loss)	(254,126)	-

STATEMENT OF CASH FLOWS

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
OPERATING ACTIVITIES	**2023**	**2022**
Net Income (Loss)	(254,126)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(1,500)	-
Accounts Payable	118,187	-
Payroll Liabilities	916	-
Taxes Payable	45,837	-
Amortization Expense	75,040	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	238,481	-
Net Cash provided by (used in) Operating Activities	(15,645)	-
INVESTING ACTIVITIES		
Intangible Assets	(489,384)	-
Net Cash provided by (used in) Investing Activities	(489,384)	
FINANCING ACTIVITIES		
Credit Line	217,956	-
Common Stock	299,831	-
Net Cash provided by (used in) Financing Activities	517,787	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	12,758	-
Cash at end of period	12,757	-

DOSPACE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Member's Capital	APIC	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22 - S-Corp	-	-	-	2,000,000	(2,000,000)	-
Additional Paid-In Capital	-	-	-	-	-	-
Net Shareholder's Equity & Retained Earnings before conversion	-	-	-	2,000,000	(2,000,000)	-
Conversion of S-Corp to LLC	-	-	2,000,000	(2,000,000)	-	-
Capital Contribution	-	-	-	-	-	-
Net Member's Capital & Retained Earnings after conversion	-	-	2,000,000	-	(2,000,000)	-
Net income (loss)	-	-	-	-	-	-
Ending balance at 12/31/22	-	-	2,000,000	-	(2,000,000)	-
Capital Contribution	-	-	-	-	-	-
Net Member's Capital & Retained Earnings before conversion	-	-	2,000,000	-	(2,000,000)	-
Conversion of LLC to Corporation	9,000,000	900	(2,000,000)	1,999,100	-	-
Net Shareholders' Equity & Retained Earnings after conversion	9,000,000	900	-	1,999,100	(2,000,000)	-
Issuance of Stock	1,000,000	100	-	299,900	-	300,000
Drawings	-	-	-	(169)		(169)
Net income (loss)	-	-	-	-	(254,126)	(254,126)
Ending balance at 12/31/23	10,000,000	1,000	-	2,298,831	(2,254,126)	45,705

DoSpace, Inc.
Notes to the Compiled (Unaudited) Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

DoSpace, Inc. ("the Company") was incorporated on June 30, 2023, as a Delaware C-Corp. Prior to its incorporation, the Company was first formed as a Limited Liability Company on August 29, 2022 within the jurisdiction of Nebraska under the trade name of 429 Technologies, LLC. Subsequently, the Company was converted on June 30, 2023, into a Corporation within the jurisdiction of the State of Delaware under the trade name of DoSpace, Inc.

The Company was originally formed as an S-Corp under the trade name of Milliken Inc. on March 06, 2017 under the state of Nebraska, prior to converting the entity into a Limited Liability Company on August 29, 2022, also within the jurisdiction of Nebraska under the trade name of 429 Technologies, LLC.

The Company was founded to revolutionize the home improvement process, utilizing advanced visualization technology to transform how consumers, service providers, and product vendors interact. The founding team brought together expertise in software development, product design, and real estate to address key challenges in the home improvement journey.

The Company leverages proprietary software that enables users to visualize interior design images in full 360° within their own spaces using only mobile devices. This innovation facilitates exploration of design options, seamless purchasing, and efficient project execution.

The Company's headquarters is at 1125 S 103rd St #800, Omaha, NE 68124. The Company's customers are primarily located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $12,757 and Nil, in cash and cash equivalents as of December 31, 2023, and December 31, 2022, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an estimate of the allowance for doubtful accounts.

Intangible Assets (Capitalized Internal-Use Software Costs)

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

A summary of the Company's Intangible Assets is below.

Property Type	Useful Life in Years	2023	2022
Website	5	112,752	-
Software Development	15	376,632	-
Less : Accumulated Amortization	-	(75,040)	-
Totals		414,344	-

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company earns revenues through five primary streams:
1. Vendors/Manufacturers: Advertising platform fees for featuring products.
2. Service Providers: Lead generation fees from contractors and designers.
3. Users: Premium subscription fees for advanced features.

4. Third Parties: API integration fees for licensing the platform.
5. Real Estate Professionals: Co-branded platform fees.

The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is the delivery of services and to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit

On October 23, 2023, the Company entered into a line of credit agreement with Arbor Bank, allowing a maximum credit of $500,000. As of December 31, 2023, the outstanding balance was $217,956, with an interest rate of Prime + 1.5% (8.25% as of year-end). The credit line has maturity date on June 22, 2025.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 of common shares with par value of $0.0001 per share. The Company received a $2M equity contribution from its founder, Mason Milliken, funded through development expenses incurred by his company, Milliken Inc., prior to the incorporation of DoSpace, Inc. As of December 31, 2023, Ten (10) million shares were issued and outstanding.

Voting of Shares. Except as otherwise provided in the Certificate, each Stockholder entitled to vote shall be entitled to one vote for each share of stock held by such Stockholder on each matter submitted to vote at a meeting of Stockholders. If a quorum is present, (a) Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election, and (b) with respect to all other matters, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the Stockholders, unless the vote of a greater number is required by the Certificate, these By-laws or the Code.

Voting of Shares by Other Corporation. Shares held by another corporation, if a majority of the shares entitled to vote for the election of Directors of such other corporation is held by the Corporation, shall not be voted at any meeting or counted in determining the total number of outstanding shares at any given time. The immediately preceding sentence shall not limit the power of the Corporation to vote any shares, including its own shares, held by it in a fiduciary capacity.

Cumulative Voting. If required by the Certificate, at each election of Directors, each Stockholder entitled to vote shall be entitled to as many votes as equal to the number of shares of stock such Stockholder owns multiplied by the number of Directors to be elected and such Stockholder may cast all of such votes for a single candidate or any two (2) or more candidates as such Stockholder sees fit.

Voting. Each Director shall have one vote, irrespective of the number of shares such Director holds.

Dividends. In addition to other dividends authorized by the Certificate or the Code, the Board, by resolution, may from time to time declare dividends to be paid out of the unreserved and unrestricted earned surplus of the Corporation, but no dividend shall be paid when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when otherwise prohibited by law or contractual obligation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 1, 2025, the date these financial statements were available to be issued.

In 2024, additional 843,245 common shares were issued with a total investment amount of $1,482,268.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


GET A PIECE OF DOSPACE

The Future of Home Improvement.

DoSpace is a post-revenue home improvement platform aiming to revolutionize the way the world transforms their spaces. With just one tap, DoSpace turns any interior design image into an immersive in-home shopping experience where you can visualize countless new looks in your own home, swipe through new walls, floors, and products with ease, and tap anything you see to purchase or hire contractors to do it for you, without ever leaving your couch or going to a retail store down the street.

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Get Equity



OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$3.19 Per Share

MIN INVEST ⓘ   VALUATION
$298.92 $34.59M

REASONS TO INVEST

Solving Major Paint Points: Most homeowners take 4-12 months from their initial idea to make the first purchase for a home improvement project, with many giving up due to the overwhelming complexity. DoSpace takes you from "dreaming" to "doing" in just minutes rather than months (source)(source).

First-Mover Advantage in a Massive Market: By combining multi-product visualization, multi-sided marketplace, and co-branded subscription services into a single platform, DoSpace aims to capture a significant share of the $522 billion market —with no known direct competitors addressing the consumers full journey from inspiration to execution.

Traction & Scalable Growth: $3.7M raised, 30,000+ downloads, proprietary algorithms, and affiliate partnerships with Lowe's, Thumbtack, and Walmart—plus multiple revenue streams driving long-term scalability.

TEAM



Mason Richard Milliken • Founder, President, CEO, & Principal Accounting Officer

As a seasoned entrepreneur, Mason has consistently demonstrated his ability to start and scale businesses to remarkable heights. His journey includes launching a venture from the ground up and steering it to an 8-figure valuation, culminating in a lucrative sale within just six years—a venture that increased investor returns by 6000%. Mason's knack for identifying and articulating unique value propositions has consistently set his ventures apart, enabling premium pricing models that drive exponential growth. He exhibits expertise in assembling and leading cross-functional teams worldwide, adept at attracting top-tier talent to secure his companies' positions at the forefront of innovation and success.

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Laura Milliken • CoFounder

Healthy relationship influencer, Podcast host, and Master Splankna practitioner.

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Mike Frank • Advisor



Former VP at Disney and Pepsi, bringing expertise in high-level operations and market strategies.

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Michael LaBroad • Advisor

Former CMO of Anheuser-Busch, known for executing global marketing strategies.

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Ed Rush • Advisor

20-year advisor to startups, fighter pilot and author.

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THE PITCH

The Ultimate Home Improvement Platform



Transforming inspiration into *reality.*



| Your Space | Inspiration Photo | In-Home Virtual Shopping |

The vast majority of home improvement projects in the U.S. start in some way due to an **inspirational photo**. But, there's one big problem — turning those inspirational photos into real-life home transformations is anything but easy. DoSpace changes that.

DoSpace is a home improvement platform that lets you upload any interior design photo you love—from magazines, social media, or websites—and instantly see it replicated in your own space. With a single tap, you can purchase the products you see or request quotes from trusted contractors to bring your vision to life. Everything happens seamlessly in one easy-to-use platform, turning your inspiration into reality within minutes.

Key Highlights:

1. **Strong Market Traction**: Over 30,000 downloads of our 360 Photo technology during beta, with no marketing—proving demand as one of the only apps in the world that can capture any space in full 360 right from your mobile device.
2. **Revenue-Generating Model**: Raised $3.7M and developed a scalable platform with five distinct revenue streams, driving sustainable growth and high profitability.
3. **Proven Leadership:** Led by founder Mason Milliken and a seasoned team with experience at Disney, Netflix, Pepsi, and Anheuser-Busch, driving innovation and growth.
4. **Massive Market Opportunity:** Tapping into the $522 billion U.S. home improvement market with a highly scalable platform designed for viral growth and widespread adoption. (source)

DoSpace isn't just simplifying home improvement—we're redefining it. By simplifying the challenges between inspiration and execution, we've created interactive, virtual spaces where consumers, contractors, and retailers can collaborate together to transform any space with ease. As we scale from beta to full market rollout, DoSpace aims to become the go-to platform for home improvement, redefining the industry with its focus on convenience, efficiency, and creativity.



the PROBLEM

The Maze of Home Improvement Today

Turning inspiration into reality is anything but seamless. Homeowners face a maze of choices, disjointed tools, and complex processes, with 47% finding the projects more challenging than anticipated (source).

- **Consumers** can struggle to visualize designs, match colors, and coordinate with family and professionals, making decisions difficult, leading to frustration and abandoned projects.
- **Vendors** often find it hard to reach buyers, facing higher costs, lacking effective tools to showcase their products to consumers.
- **Contractors** can waste time running around town making site visits and writing bids that often don't close, reducing efficiency and profitability.

The result? A fragmented system where inspiration, shopping, and execution are disconnected—causing delays, wasted resources, and frustration for everyone involved.

Challenges in Home Improvement
Complexity and Uncertainty Hold Homeowners Back

✕ **Time-Consuming**
2-6 months to make decisions.

✕ **Complex Process**
94% start but give up due to confusion.

✕ **Fragmented Tools**
Multiple platforms create inefficiency.

✕ **Lack of Confidence**
Can't visualize results pre-purchase



Our Solution:

With DoSpace, you move from dreaming to doing in minutes, not months. By simplifying the journey from inspiration to execution, DoSpace creates a seamless experience where homeowners, vendors, and contractors can all collaborate together in shared virtual spaces to bring any projects to life more easily than ever.

- **For Consumers:** DoSpace makes home improvement simple and fun. Upload any inspiration photo or explore thousands of products to instantly see your ideas come to life. Shop products from top brands like Lowe's and Wayfair or hire contractors—all in one place.
- **For Vendors:** DoSpace puts products directly in customers' homes. Engages high-intent buyers earlier in their decision-making process, driving traffic and sales without costly inventory or logistics.
- **For Contractors:** DoSpace provides high-quality leads that are easier to assess and bid on than ever before. By reducing site visits, simplifying bid creation, and connecting contractors with ready-to-hire clients, DoSpace saves time and boosts efficiency.

Transform Your Home with Ease

From inspiration to installation—DoSpace makes it simple.



See It in Your Space
Instantly visualize designs in your home

Share and Collaborate
Easily share with family and friends

Shop with Confidence
Tap to buy products you love

Hire Trusted Pros
Get quotes and book contractors

THE MARKET & OUR TRACTION

The U.S. Home Improvement Market

The U.S. home improvement market, valued at $522B in 2023, is projected to grow to $615B by 2029 (source). Key Drivers of Growth:

- **Aging Housing Stock**: Many homes in the U.S. are over 30 years old, requiring regular maintenance, repairs, and upgrades.
- **Increased Remote Work:** The rise of hybrid work models has spurred interest in home office renovations and functional spaces.
- **Sustainability and Energy Efficiency**: Growing awareness of energy-efficient upgrades and green building materials has driven remodeling projects.
- **DIY and DIFM Trends:** While do-it-yourself (DIY) projects remain popular, a significant portion of homeowners opt for professional services (Do-It-for-Me, or DIFM).

The home improvement market offers immense potential for companies like DoSpace to innovate and capture value by simplifying the user's journey through cutting-edge visualization technology and a streamlined marketplace for products and services. By targeting homeowners at their earliest moments of inspiration, offering seamless transitions from design to execution, simplifying the fragmented process of home improvement, DoSpace has the potential to position itself as a leader in this multi-billion-dollar industry.



Expanding in a Growing Home Improvement Landscape

Reaching Thousands of Users and Driving Real Results

$522B

Total U.S. market size

$225B

Targeted market segment (SAM)

$11.25B - $22.5B

Projected market penetration (SOM)

30,000+
App Downloads

Global reach with no marketing

30%
Cost Reduction

Cloud optimizations via AWS

Our Traction:

DoSpace has raised over $3.7M to date and achieved post-revenue status through paying collaborations with companies like Milliken Co., Thumbtack, Shaheen Carpets, Mercier, All in One Paint, Sheoga Hardwoods, and Modwalls along with several other affiliate relationships with companies like Lowe's, Wayfair, Walmart, and others, indicating proven market confidence in the platform.

Our 360 Photo Cam app has achieved over 30,000 organic downloads with zero marketing, showcasing strong market demand and user interest. We've secured active contracts for API licensing and subscription-based revenue, further validating our business model. Additionally, our recent AWS migration has enhanced scalability and efficiency, cutting operational costs by approximately 30%. DoSpace is also a QSBS-eligible company, offering potential tax advantages for investors.



Products

Vendors

Sharing

Inspirations

Shop Links

Contractors

Why DoSpace?

Unmatched Simplicity for All Users

No tech skills? No problem. DoSpace is designed to be "simple, easy, and fun," making it accessible for anyone—from a busy parent to a seasoned interior designer. Our intuitive interface ensures that anyone, regardless of experience, can confidently create and bring their vision to life.

Scalable, Multi-Stream Revenue Model:

With diverse revenue streams—including vendor advertising, lead generation, premium subscriptions, API licensing, and co-branded solutions—DoSpace generates income without holding inventory or managing logistics, creating what we believe will become a highly scalable and profitable business.

Dual Investment Opportunity

Investing in DoSpace means more than just owning a stake in a single product—you gain equity in two groundbreaking technologies. With one investment, you secure ownership in **DoSpace**, the revolutionary home improvement platform, and **360 Photo Cam**, among the only mobile apps in the world that captures spaces in full 360° without any additional hardware. This dual investment opportunity diversifies your exposure to two high-growth markets, offering unique opportunities in both.

What Our Users Are Saying



Sara Y., User:

"This platform is so addictive, people are going to be redoing their homes all the time!"



Mike E., Realtor:

"It's the perfect tool to bring your client's vision to life. Most my my clients are not visual, but with DoSpace, we are able to see the changes they want to make instantly. My flippers and investors save so much time by using it."



Tony W., User:

"My wife was able to show me her vision for the house right in front of me, and I finally caught the inspiration."

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.

Key Differentiators:

Beyond Augmented Reality: 360° Design from Anywhere

Traditional AR tools require users to be physically present in their space, but DoSpace breaks that barrier. After capturing a room in full 360°, users can redesign, shop, and collaborate with anyone in their 360° spaces from anywhere—whether at home, at work, or on the go—making home improvement easier and more flexible than ever.

Multi-Brand, Multi-Product Visualization

Unlike some visualizers that can only visualize 1 product at a time, DoSpace lets users visualize multiple brands and products together simultaneously in their space. With integrated catalogs from major retailers like Lowe's, Wayfair, and Walmart, users can explore endless combinations, compare options, and make confident decisions—all in one place.

Real Products, Not Fake AI Renderings

While other platforms rely on fake AI-generated imagery, DoSpace's patent-pending technology provides highly accurate visualizations of **real** products in **real** spaces. This ensures users experience a realistic and actionable shopping experience where they can trust what they see and buy with confidence.



Use of Funds & Growth Strategy:

The funds raised will fuel DoSpace's transition from beta to full market launch, driving rapid user adoption and expanding key partnerships. Investments will focus on enhancing the platform with new features, improving user experience, and scaling operational infrastructure to support our growing customer and vendor base. Additionally, targeted marketing initiatives and strategic partnerships will accelerate brand visibility, positioning DoSpace as the go-to solution in the $522 billion home improvement market. These efforts will enable us to capitalize on our first-mover advantage, creating a

scalable and sustainable growth trajectory while delivering a seamless experience that transforms the way homeowners, vendors, and contractors make work happen.




360° Visualizations
Instantly see designs in your space.


One-Click Shopping
Buy products from trusted brands directly.


Seamless Contractor Access
Get quotes and hire experts effortlessly.


User Friendly
No experience needed- built for everyone.

Leadership, Credentials, & Innovation

DoSpace is led by a seasoned team with extensive experience in scaling businesses and driving innovation. Founder Mason Milliken, who successfully delivered a 100x return to investors in his previous venture, is joined by executives with leadership experience at Disney, Pepsi, and Anheuser-Busch. The company is backed by notable investors such as Bruce Munster (Merrill Lynch), Ed Rush (startup advisor), and Renzi Stone (Inc. 5000 honoree), providing strategic guidance and industry expertise to accelerate growth and success.

Our leadership team includes top-tier technical talent, featuring a PhD in Computer Science specializing in AI, machine learning, and image processing, and a team member ranked 3rd in the Global Android App Competition, showcasing our commitment to technical excellence and innovation. With multiple provisional patents, dozens of proprietary algorithms, and a team of 25 dedicated experts, we believe DoSpace is well-positioned to disrupt the home improvement industry with cutting-edge technology and a defensible competitive edge.

Other Partnerships

















WHY INVEST

The Ultimate Home Improvement Platform

As a comprehensive home improvement platform offering advanced multi-product visualization, co-branded subscription services, and a multi-sided marketplace all in one, DoSpace offers a revolutionary top of funnel platform that can capture consumers earlier in their buying journeys than any other platform, pushing thousands of retailers and service providers to integrate with our platform, and granting us the potential to gain unprecedented influence over consumer buying decisions as a key gatekeeper in the marketplace.

Investing in DoSpace means joining a movement aiming to transform the $522 billion home improvement industry. Our goal is to achieve network and viral effects at scale, and if the company can accomplish this, DoSpace has the potential to position itself as an attractive acquisition target with its advanced technology, expansive network, and strategic market position—one that will be critical for any

industry leader looking to dominate the home improvement industry. This is your chance to invest in a company with proven traction, a scalable business model, and a vision to redefine an entire industry.

Invest in DoSpace today!

ABOUT

HEADQUARTERS
**1125 S 103rd St # 800
Omaha, NE 68124**

WEBSITE
View Site ⧉

DoSpace is a post-revenue home improvement platform aiming to revolutionize the way the world transforms their spaces. With just one tap, DoSpace turns any interior design image into an immersive in-home shopping experience where you can visualize countless new looks in your own home, swipe through new walls, floors, and products with ease, and tap anything you see to purchase or hire contractors to do it for you, without ever leaving your couch or going to a retail store down the street.

TERMS

DoSpace

Overview

PRICE PER SHARE
$3.19

VALUATION
$34.59M

DEADLINE ⓘ
Apr. 29, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $124K

Breakdown

MIN INVESTMENT ⓘ
$298.92

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,998.49

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
38,871

MAX NUMBER OF SHARES OFFERED
38,871

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$14,257	$0
Cash & Cash Equivalents	$12,757	$0
Accounts Receivable	$1,500	$0
Short-Term Debt	$217,956	$0
Long-Term Debt	$0	$0
Revenue & Sales	$1,500	$0
Costs of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	-$254,126	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As an affiliate of DoSpace, you are eligible for additional bonus shares. (5%)

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and recieve 1 month premium of 360 Photo Cam + 3% bonus shares.**

Early Bird 2: Invest $1,000+ within the first 2 weeks and recieve 3 months premium of 360 Photo Cam + 5% bonus shares.**

Early Bird 3: Invest $5,000+ within the first 2 weeks and recieve 6 months premium of 360 Photo Cam + early access to DoSpace premium features, + 7% bonus shares.**

Early Bird 4: Invest $10,000+ within the first 2 weeks and recieve 12 months premium of 360 Photo Cam app + exclusive investor updates, + 8% bonus shares.**

Early Bird 5: Invest $25,000+ within the first 2 weeks and recieve ALL previous perks + exclusive webinar with the founder to discuss the future of home improvement at DoSpace with live Q&A + 10% bonus shares.**

Early Bird 6: Invest $50,000+ within the first 2 weeks and recieve ALL previous perks + opportunity to personally meet the founder + 11% bonus shares.**

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $4,000+ between day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Receive 1 month premium features on 360 Photo Cam app.**

Tier 2 Perk: Invest $1,000+ | Receive 3 months premium features on 360 Photo Cam app + 2% bonus shares.**

Tier 3 Perk: Invest $5,000+ | Receive 6 months premium features on 360 Photo Cam app + free early access to DoSpace premium features + 4% bonus shares.**

Tier 4 Perk: Invest $10,000+ | Receive 12 months premium features on 360 Photo Cam, free early access to DoSpace premium features + exclusive investor updates + 6% bonus shares.**

Tier 5 Perk: Invest $25,000+ | All previous perks + exclusive webinar with the founder to discuss the future of home improvement at DoSpace with live Q&A + 8% bonus shares.**

Tier 6 Perk: Invest $50,000+ | All previous perks + opportunity to schedule a personal meeting with the founder + 10% bonus shares.**

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Premium features and/or discounts would go into effect when StartEngine campaign ends.*

The 10% StartEngine Venture Club Bonus

DoSpace, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →







   

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DOSPACE,

INC." FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D.

2023, AT 10:09 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7545209 8100F
SR# 20232899078

Authentication: 203662412
Date: 06-30-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
DOSPACE, INC.

ARTICLE 1
NAME

1.1   **Name**. The name of the corporation is DoSpace, Inc. (the "**Corporation**").

ARTICLE 2
REGISTERED AGENT

2.1   **Registered Agent**. The address of the initial registered office of the Corporation is 300 Creek View Road, Suite 209, Newark, County of New Castle, Delaware 19711, and the name of its initial registered agent at such address is Universal Registered Agents, Inc.

ARTICLE 3
PURPOSE

3.1   **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE 4
STOCK

4.1   **Authorized Shares**. The total number of shares the Corporation shall have the authority to issue is 12,000,000 shares of stock, having a par value of $0.0001 per share, all of which shall be common stock.

ARTICLE 5
INCORPORATOR

5.1   **Incorporator**. The name and mailing address of the incorporator of the Corporation is David Winkler, 1125 South 103rd Street, Suite 800, Omaha, Nebraska 68124 (the "**Incorporator**").

ARTICLE 6
EXISTENCE

6.1   **Existence**. The Corporation is to have perpetual existence.

ARTICLE 7
AMENDMENTS

7.1   **Certificate of Incorporation**. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights and powers conferred herein upon stockholders, directors or officers are granted subject to this reservation.

4879-9955-1085.1

7.2   **Bylaws**. In furtherance and not in limitation of the powers conferred now or hereafter prescribed by statute, the Board of Directors of the Corporation is expressly authorized to make, amend, alter, change or repeal the Bylaws of the Corporation.

ARTICLE 8
DIRECTOR LIABILITY

8.1   **Director Liability**. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.